
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 15, 2014

Via E-mail
Stewart P. Skelly
Chief Financial Officer
Warren Resources, Inc.
1114 Avenue of the Americas
New York, NY 10036

> **Re: Warren Resources, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-3**
> **Filed October 03, 2014**
> **File No. 333-198815**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 6, 2014**
> **File No. 000-33275**

Dear Mr. Skelly:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

1.   Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note K – Oil and Gas Reserve Data (Unaudited), page F-31

Summary of Changes in Proved Reserves, page F-32

2.   We note that in response to comment 6 in our letter dated September 24, 2014, you supplementally submitted a reconciliation of the changes in your proved undeveloped reserves that occurred during 2013. We also note the 4.7 MMBoe change in your gas

reserves appears to be the result of two separate causal factors (e.g., extensions and discoveries relating to your drilling and revisions relating to an increase in gas pricing). We believe disclosure regarding each of the causes for material changes in your proved undeveloped reserves should be provided under Item 1203(d) of Regulation S-K. Accordingly, please expand your disclosure to provide the change in net quantities and an explanation of such changes sufficient to reconcile the overall change in your proved undeveloped reserves.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or Ethan Horowitz, Branch Chief, at (202) 551-3311 with questions about engineering comments. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director